June 28, 2006

Via Facsimile (202) 773-9202 and EDGAR

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev.
Form 20-F for the fiscal year ended December 31, 2004
File No. 001-15194

Dear Mr. Moran:

     This letter responds to your letter dated June 19, 2005 in connection with the above-referenced file. For your convenience, the comments from your letter have been reproduced below, followed by our responses to each comment. Following our discussion on March 31, 2006, with Ms. Donna Di Silvio of your office, we began a careful review of our prior analysis and the issues that were raised on that call, and our responses below reflect this careful review. Capitalized terms used but not defined herein shall have the same meaning assigned to them in our letter of March 31, 2006.

1. First, you were to provide a clear statement to us expressing your view that, under US GAAP, the InBev-AmBev transactions did not result in InBev acquiring control over AmBev. If you no longer hold that view, you should state so and explain how that impacts your accounting conclusion.

     After further review of the Shareholders Agreement of AmBev, the circumstances relating to the InBev-AmBev transactions, and most importantly the rights of one of AmBev’s minority shareholders (FAHZ), we believe that InBev controls AmBev.1

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1           We have conducted an additional analysis of the rights of the FAHZ in relation to the two corporate actions that are considered substantive participating rights under EITF 96-16: establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business, as well as selecting, terminating, and setting the compensation of management responsible for implementing

     However, notwithstanding the fact that InBev has controlled AmBev since the merger, we believe that this fact is not determinative for purposes of identifying the acquiring entity under SFAS 141 in the separate financial statements of AmBev. Rather, the acquiring entity at that level should be identified through an analysis of the five specified factors under paragraph 17 of SFAS 141, rather than the general reference to control in paragraph 9 and related consolidation literature in the footnote thereto. We believe such an analysis in this case is subjective, but that an appropriate and factually supportable conclusion was and continues to be that AmBev was the acquiring entity of Labatt.

     Our independent auditors and their National Office continue to believe that on balance the rights of the FAHZ should be considered substantive participating rights, and that the original judgment made by the Company on that specific, narrow point continues to be appropriate. Nevertheless, Deloitte also concurs with the conclusion in the foregoing paragraph that without regard to how those rights are characterized with respect to EITF 96-16, an appropriate and factually supportable conclusion was and continues to be that AmBev was the acquiring entity of Labatt based on the factors in paragraph 17 of SFAS 141, in which all pertinent facts and circumstances are to be given equal weight. That analysis was included in the March 31, 2006 letter from the Company to the SEC Staff. Deloitte continues to believe that the transaction was unique, a thoughtful analysis of the five relevant factors in paragraph 17 of SFAS 141 was performed when the financials were first reconciled to US GAAP, and that no new facts have surfaced indicating that conclusion was wrong or unreasonable.

     For the purpose of ensuring that all parties concur that paragraph 17 of SFAS 141 is the ultimate governing literature, Deloitte has observed to the Company that this transaction has some similarities with EITF 90-13, Accounting for Simultaneous Common Control Mergers. That consensus deals with a transaction in which a Parent (such as InBev) gains “control” of a Target (such as AmBev), in part through a contribution of an existing Subsidiary (Labatt) for shares of Target (AmBev). Issue 2c of the consensus specifies the accounting at the merged Target/Subsidiary level. Under paragraph 70 of APB Opinion No. 16, Business Combinations (APB 16), the original consensus required reverse acquisition accounting, that is, for accounting purposes Subsidiary (Labatt) acquired Target (AmBev). However, the status section of EITF 90-13 now states the following:

     Issue 2(c). The guidance for identifying the acquiring entity in a business combination provided in paragraph 70 of Opinion 16 has been superseded by

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the investee’s policies and procedures. This additional analysis led us to the conclusion that the rights of FAHZ, given all facts and circumstances, are not substantive participating rights and that InBev controls AmBev.

     Statement 141. Refer to paragraphs 15-19 of Statement 141 for guidance in identifying the acquirer in a business combination initiated after June 30, 2001.

     As a result of shifting from APB 16 to SFAS 141, the mere fact that former InBev owners as a group retained or received the larger share of the voting rights in the combined entity, and may or may not have gained “control” for consolidation purposes, is no longer the sole determining factor in selecting the accounting acquirer. Instead, the five factors of paragraph 17 of SFAS 141 should be considered. As an indicator that the application of paragraph 17 is subject to judgment, the Company notes the following guidance in paragraphs B91 to 92 of SFAS 141 (emphasis added):

B91. Several respondents to the 1999 Exposure Draft suggested that the Board retain the presumptive approach in Opinion 16 for identifying the acquiring entity in transactions effected through an exchange of equity interests. That approach presumes that absent evidence to the contrary, the acquiring entity is the combining entity whose owners as a group retain or receive the larger share of the voting rights in the combined entity. Other respondents suggested that the factors to be considered in identifying the acquiring entity should be provided in the form of a hierarchy. Some of those respondents also suggested that the Board provide additional guidance explaining how factors relating to voting rights (unusual special voting arrangements and options, warrants, or convertible securities) would affect the determination of the acquiring entity.

B92. The Board carefully considered those suggestions. However, the Board observed, as it did in developing the 1999 Exposure Draft, that each business combination is unique and, therefore, the facts and circumstances relevant to identifying the acquiring entity in one combination may be less relevant in another. The Board affirmed its conclusion that this Statement should not retain the presumptive approach in Opinion 16 nor provide hierarchical guidance. The Board concluded that doing so would imply that some factors are more important in identifying the acquiring entity than others.

     To summarize, the conclusion of both the Company and Deloitte is supported by the reasoning provided in our March 31, 2006 letter to you. In the interim, both the Company and Deloitte have reviewed the previous analysis of paragraph 17 of SFAS 141 and continue to be comfortable with it. As you know, this transaction had unusual and special voting relationships in which AmBev affiliates (the Braco Control Group) gained a measure of control over InBev through the exchange of AmBev shares for InBev shares. In order to avoid repeating that information herein, we refer to the staff to sections 1.2.3, 1.2.5, 1.2.7 and 2.1.2 of the March 31, 2006 letter. The rights of FAHZ are still a component of the paragraph 17 analysis (specifically, paragraph 17a) regardless of whether or not they meet the definition of “substantive participating rights” in EITF 96-16.

2. Secondly, you were to provide draft revised disclosures that comprehensively describe, in plain English, the InBev-AmBev transactions (including the events that led up to the transactions, the US GAAP accounting treatment for the transactions, and how you considered each of the factors under paragraph 17 of SFAS 141). Also, the revised disclosure should include your assertion that InBev did not acquire control over AmBev, assuming you continue to hold this view.

     Please find below the requested draft revised disclosure.

"Description of the InBev-AmBev transactions

On March 3, 2004, various entities controlled by AmBev’s former controlling shareholders, Messrs. Lemann, Telles and Sicupira, entered into an agreement with InBev and InBev’s controlling shareholders to exchange their controlling interest in AmBev, which consisted of approximately 8.25 billion AmBev common shares, for 141,712,000 newly issued ordinary shares of InBev.

Also on March 3, 2004, AmBev entered into an agreement through which an indirect holding company of Labatt would be merged into AmBev. AmBev issued to InBev, the former owner of Labatt, approximately 7.9 billion AmBev common shares and 11.4 billion AmBev preferred shares.

On March 2, 2004, as a condition to the these transactions, the AmBev Shareholder´s Agreement between Fundação Antonio e Helena Zerrenner (“FAHZ”), Messrs. Lemann, Telles and Sicupira, as well as entities controlled by these individuals, was amended, including to extend its termination date from June 30, 2009 to July 1, 2019 and to allow InBev to become a party to such agreement.

On August 27, 2004, with the completion of these transactions:

  Labatt became a wholly owned subsidiary of AmBev;
  Interbrew S.A./N.V. was renamed InBev S.A/N.V.;
  InBev acquired a 68.6% voting interest and a 49.9% economic interest in AmBev as of August 31, 2004. Pursuant to Brazilian law, InBev was then required to conduct a mandatory tender offer for all remaining outstanding common shares of AmBev. The offer was completed on March 29, 2005, and as a result InBev increased its stake in AmBev to an 81.0% voting interest and a 55.9% economic interest as of April 30, 2005; and

  Messrs. Lemann, Telles and Sicupira acquired 141,712,000 InBev shares, representing approximately a 24.7% voting and economic interest in InBev; Messrs. Lemann, Telles and Sicupira, together with InBev’s other family shareholders, exercise joint and equal rights in Stichting InBev, a Dutch foundation holding approximately 321,712,000 InBev shares, representing approximately a 56% voting and economic interest in InBev. Stichting InBev is the controlling shareholder of InBev.

US GAAP accounting treatment

We believe the Labatt-Ambev transaction constitutes a business combination as defined in SFAS 141. In accordance with SFAS 141, we are required to identify the acquiring entity, AmBev or Labatt, in order to apply the purchase method of accounting. Paragraph 17 of SFAS 141 lists specific criteria that should be considered in determining the acquiring entity. The paragraph 17 criteria relevant to our identification of the acquiring entity were: (1) which group of owners retained or acquired the larger portion of the voting rights in the combined entity (with consideration given to the existence of any unusual or special voting arrangements), (2) which group of owners has the ability to elect or appoint a voting majority of the governing body of the combined entity, (3) which entity’s senior management dominates the combined entity, and (4) which entity paid a premium over market value for the securities of the other entity.

Although InBev acquired a majority of the voting interest in AmBev, when considering the first criteria in paragraph 17 of SFAS 141 we also considered certain veto rights retained by an AmBev shareholder under the AmBev Shareholders’ Agreement and we also considered the voting arrangements of the InBev Shareholders’ Agreement which allows the former AmBev controlling shareholders (Messrs. Lemann, Telles and Sicupira) to exercise joint and equal rights with InBev’s other family shareholders in InBev’s controlling shareholder Stichting InBev. These factors led us to conclude that the first criterion indicates AmBev is the acquirer.2 In evaluating the second criteria we considered the fact that InBev has the ability to appoint the majority of our directors; however, we also considered the fact that AmBev’s former controlling shareholders (Messrs. Lemann, Telles and Sicupira) share control with the former InBev controlling shareholders with respect to shares that comprise the controlling voting interest in AmBev. In addition, we considered the fact that another AmBev shareholder (FAHZ) retains the right to appoint a limited number of directors to our board and has other important rights, whether or not considered substantive participating rights under EITF 96-16. Consequently, after considering the facts as a whole, we believe that the second

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2 We understand that judgment is required in assessing this criterion; however, we believe that even if one were to conclude that this criterion was neutral or indicated Labatt was the accounting acquirer that the unambiguous results of the paragraph 17(c) and 17(d) analysis would indicate that AmBev is the accounting acquirer in the Transactions.

criterion also indicates that AmBev is the acquirer. We believe the third criterion indicates AmBev is the accounting acquirer because the senior management of AmBev subsequent to the transaction are substantially the same as that of AmBev prior to the transactions, including its former controlling shareholders. The fourth criterion indicates that Labatt is the acquirer. Based on the weight of the various factors, the conclusion of our overall analysis was that AmBev was the accounting acquirer of Labatt.”

     We propose to add this disclosure to our annual report on Form 20-F for the year ended December 31, 2005, which we hope to file by June 30, 2006. As such, we would appreciate having a conference call at your earliest convenience to ensure that you are comfortable with our plain English disclosure.

     Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Very truly yours,

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV

By:		/s/

	Name:	Luiz Fernando Ziegler de Saint
Edmond
	Title:	Chief Executive Officer for Latin
America

By:		/s/

	Name:	João Maurício Giffoni de Castro
Neves
	Title:	Chief Financial Officer

cc:	Mr. Joel Levine, Associate Chief Accountant, Division of Corporation Finance
Ms. Donna De Di Silvio, Staff Accountant, Division of Corporation Finanace
Mr. Doug Barton, Deloitte & Touche, National Office (San Francisco)

Exhibit A

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F/A filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):
  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
  comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV

By:		/s/

	Name:	João Maurício Giffoni de Castro
Neves
	Title:	Chief Financial Officer

By:		/s/

	Name:	Pedro de Abreu Mariani
	Title:	General Counsel